FIRST QUARTER REPORT

MARCH 31, 2013

Dear Unitholders:

Net income for the three months ended March 31, 2013 was $46.5 million ($0.50 per unit), compared to $152.4 million ($1.64 per unit) during the same period in 2012. Included in net income was a fair value gain of $9.0 million, compared to $118.9 million during the same period in 2012. Equity per unit increased to $32.78 per unit from $32.57 per unit at the end of 2012.

Funds from operations was $38.2 million ($0.41 per unit) for the three months ended March 31, 2013, compared to $33.5 million ($0.36 per unit) during the same period in 2012. Adjusted funds from operations was $30.3 million ($0.33 per unit) for the three months ended March 31, 2013, compared to $25.7 million ($0.28 per unit) during the same period in 2012.

Net operating income from commercial properties increased by $2.8 million to $68.8 million for the three months ended March 31, 2013, compared to $66.0 million during the same period in 2012. Same-property net operating income increased to $68.1 million, $2.2 million over the same period in 2012.

HIGHLIGHTS FOR THE FIRST QUARTER

Brookfield Canada Office Properties (the “Trust” or “BOX”) continued its pro-active leasing strategy in the first quarter of 2013, capitalizing on new and early renewal leasing opportunities throughout the portfolio. During the quarter, the Trust leased 531,000 square feet of space, at an average net rent of $34 per square foot compared to an average expiring net rent of $30 per square foot. The Trust’s occupancy rate finished the quarter at 96.6%. This compares favourably with the Canadian national average of 92.7%.

Leasing highlights from the first quarter include:

•	245,000 square feet in Toronto
-	An 11-year, 89,000-square-foot new lease with Zurich Insurance at First Canadian Place
-	A two-year, 61,000-square-foot new lease with Osler, Hoskin & Harcourt LLP at First Canadian Place
-	A five-year, 16,000-square-foot renewal with Harper Collins Canada Limited at Hudson’s Bay Centre
-	A seven-year, 13,000-square-foot renewal with Freidberg Mercantile at Bay Wellington Tower

•	282,000 square feet in Calgary
-	A 12-year, 181,000-square-foot new lease with Canadian Natural Resources at Bankers Hall
-	A four-year, 95,000-square-foot renewal with PwC Management Services at Suncor Energy Centre, extending the renewal term to a total of 10-years

Refinanced debt at Bay Wellington Tower, Toronto for $525 million, generating net proceeds of $213 million after repayment of the previous mortgage. The new financing has a seven-year term with a fixed interest rate of 3.244% per annum. With the completion of this refinancing, the Trust has lowered its overall cost of borrowing to 4.6% and extended its average term to maturity to six years. Furthermore, the Trust used a portion of the proceeds to fully repay its corporate revolver and currently has $372 million of liquidity available for future strategic initiatives.

Refinanced debt at 105 Adelaide St. West, Toronto for $37.5 million, subsequent to the quarter. The new debt has a 10-year term maturing May 1, 2023 and bears interest at 3.87% per annum. The property previously had debt of $20.7 million at an interest rate of 5.32% that matured and was repaid on February 1, 2013.

Extended the $103 million debt at Hudson’s Bay Centre, Toronto, subsequent to the quarter, for a two-year period to May 2015. Interest will be on a fixed rate basis and will be set on May 15th, 2013.

DISTRIBUTION DECLARATION

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.0975 per Trust unit payable on June 14, 2013 to holders of Trust Units of record at the close of business on May 31, 2013.

OUTLOOK

The first quarter of 2013 was highlighted by healthy leasing and financing activity, as office fundamentals remain strong and the debt environment is conducive to refinancings at attractive terms.

Jan Sucharda

President and Chief Executive Officer

April 22, 2013

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Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 28 premier office properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Landmark properties include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
First Canadian Place	1	89.8%	2,380	241	2,621	215	2,836	25%	709
Bay Wellington Tower	1	99.3%	1,297	44	1,341	68	1,409	100%	1,409
Brookfield Place Retail & Parking(1)	1	96.4%	—	52	52	503	555	56%	308
Bay Adelaide West	1	95.7%	1,156	35	1,191	408	1,599	100%	1,599
Exchange Tower	1	91.1%	962	68	1,030	203	1,233	50%	617
Hudson's Bay Centre	1	97.5%	533	212	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	98.7%	429	55	484	27	511	100%	511
151 Yonge St.	1	82.1%	289	11	300	113	413	25%	103
105 Adelaide St. West	1	88.7%	177	7	184	32	216	100%	216
HSBC Building	1	99.9%	194	—	194	34	228	100%	228
22 Front St. West	1	100.0%	137	7	144	2	146	100%	146
	12	94.0%	8,002	748	8,750	1,851	10,601		6,900

OTTAWA
Place de Ville I	2	99.9%	571	11	582	365	947	25%	237
Place de Ville II	2	99.2%	598	12	610	329	939	25%	235
Jean Edmonds Towers	2	100.0%	542	10	552	110	662	25%	166
	6	99.7%	1,711	33	1,744	804	2,548		638

CALGARY
Bankers Hall	3	99.5%	1,939	223	2,162	482	2,644	50%	1,322
Bankers Court	1	99.2%	257	7	264	70	334	50%	167
Suncor Energy Centre	2	99.4%	1,706	26	1,732	348	2,080	50%	1,040
Fifth Avenue Place	2	99.8%	1,428	49	1,477	294	1,771	50%	886
	8	99.5%	5,330	305	5,635	1,194	6,829		3,415
VANCOUVER
Royal Centre	1	97.5%	488	94	582	258	840	100%	840
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL PORTFOLIO	28	96.6%	15,531	1,183	16,714	4,107	20,821		11,796

(1) Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.

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Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	6

PART II – FINANCIAL STATEMENT ANALYSIS	11

PART III – RISKS AND UNCERTAINTIES	24

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	27

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	30

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	34

UNITHOLDER INFORMATION	40

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FORWARD-LOOKING STATEMENTS

This interim report to unitholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Trust’s documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Management’s Discussion and Analysis of Financial Results

May 3, 2013

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2013, includes material information up to May 3, 2013. Financial data provided has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX” or the “Trust”) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”) on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired the interests of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from our parent company, BPP, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa (the “Acquired Assets” or the “Acquisition”).

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated interim financial statements and appended notes, which begin on page 30 of this report. In Part II – Financial Statement Analysis, we review our operating performance and financial position as presented in our financial statements prepared in accordance with IFRS.

In our discussion of operating performance, we refer to commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. Commercial property net operating income, funds from operations, adjusted funds from operations and total equity per unit do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to transaction costs, fair value gains (losses), and certain other non-cash items. Adjusted funds from operations is defined by us as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Total equity per unit represents the book value of our total equity, divided by total units outstanding.

Commercial property net operating income is an important measure that we use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing the performance of real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income on page 19, a reconciliation of net income to funds from operations and adjusted funds from operations on page 22, and a reconciliation of cash generated from operating activities to adjusted funds from operations on page 22.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

BOX is a publicly traded, real estate investment trust listed on the Toronto and New York stock exchanges under the symbol BOX.UN and BOXC, respectively.

The Trust invests and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At March 31, 2013, the carrying value of BOX’s total assets was $5,307.3 million. During the three months ended March 31, 2013, we generated $46.5 million of net income ($0.50 per unit), $38.2 million of funds from operations ($0.41 per unit), and $30.3 million of adjusted funds from operations ($0.33 per unit).

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FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

	Three months ended Mar. 31
(Millions, except per-unit amounts)	2013	2012
Results of operations
Commercial property revenue	$128.3	$125.2
Net income	46.5	152.4
Funds from operations(1)	38.2	33.5
Adjusted funds from operations(1)	30.3	25.7
Distributions	27.3	25.1
Per unit amounts – attributable to unitholders
Net income	0.50	1.64
Funds from operations	0.41	0.36
Adjusted funds from operations	0.33	0.28
Distributions	0.29	0.27

(Millions, except per-unit amounts)	Mar. 31, 2013	Dec. 31, 2012
Balance sheet data
Total assets	$5,307.3	$5,163.6
Investment properties	5,105.6	5,090.2
Commercial property and corporate debt	2,130.8	2,013.0
Total equity	3,055.1	3,035.6
Total equity per unit(1)	32.78	32.57

(1) Non-IFRS measure. Refer to page 9 for description of non-IFRS measures and reference to reconciliation to comparable IFRS measures.

COMMERCIAL-PROPERTY OPERATIONS

Our strategy is to own premier properties in dynamic and supply-constrained markets with high barriers to entry, creating one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 28 properties totaling 20.8 million square feet, including 4.1 million square feet of parking and other. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;

•	Prudent capital management, including the refinancing of mature investment properties; and

•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

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The following table summarizes our investment property portfolio by region at March 31, 2013:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Book Equity(1) (Millions)
Eastern region	19	13,152	7,541	$3,208.5	$425	$1,409.8	$1,798.7
Western region	9	7,669	4,255	1,897.1	446	721.0	1,176.1
Total	28	20,821	11,796	$5,105.6	$433	$2,130.8	$2,974.8

(1) Represents fair value less debt and excludes working capital.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 24.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 6.8% of our leases, on average, mature annually up to 2017.

Our average lease term is eight years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	567	3.4		521	6.0		5	0.3
2013	1,419	8.5	$22	148	1.7	$34	1,149	65.9	$20
2014	377	2.3	33	304	3.5	32	9	0.5	26
2015	1,302	7.8	24	506	5.8	32	546	31.3	15
2016	1,678	10.0	26	836	9.6	29	9	0.5	23
2017	647	3.9	30	555	6.3	30	8	0.5	18
2018	728	4.4	32	477	5.5	29	—	—	—
2019	722	4.3	29	596	6.8	27	—	—	—
2020 & beyond	9,274	55.4	31	4,807	54.8	29	18	1.0	25
Parking and other	4,107	—	—	1,851	—	—	804	—	—
Total	20,821	100.0		10,601	100.0		2,548	100.0
Average market net rent(2) (3)			$33			$33			$21

Calgary, Alberta				Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	26	0.5		15	2.5		—	—
2013	31	0.6	$32	90	15.5	$14	1	33.3	$32
2014	53	0.9	38	11	1.9	27	—	—	—
2015	215	3.8	30	35	6.0	27	—	—	—
2016	756	13.4	22	77	13.2	26	—	—	—
2017	65	1.2	28	19	3.3	29	—	—	—
2018	225	4.0	37	26	4.5	38	—	—	—
2019	89	1.6	44	35	6.0	26	2	66.7	28
2020 & beyond	4,175	74.0	34	274	47.1	21	—	—	—
Parking and other	1,194	—	—	258	—	—	—	—	—
Total	6,829	100.0		840	100.0		3	100.0
Average market net rent(2)			$36			$33			$—

(1)	Net rent at expiration of lease.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 21 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.
(3)	Average market net rent for Toronto reflects higher market rents for Bay Wellington Tower and Bay Adelaide West, which comprise 30% of BOX’s exposure in Toronto.

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PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income per unit;

•	Commercial property net operating income;

•	Funds from operations per unit;

•	Adjusted funds from operations per unit;

•	Total equity per unit;

•	Overall indebtedness level;

•	Weighted-average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 19 of this MD&A.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

Commercial property net operating income

Commercial property net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

We define funds from operations as net income prior to transactions costs, fair value gains (losses), and certain other non-cash items, if any. Funds from operations does not represent or approximate cash generated from operating activities, and is determined in accordance with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. We provide a reconciliation of net income to funds from operations on page 22.

Adjusted Funds from Operations

Adjusted funds from operations is defined by us as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Adjusted funds from operations is a widely used measure used to assess an entity’s ability to pay distributions. We provide a reconciliation of funds from operations to adjusted funds from operations on page 22. We also provide a reconciliation of cash generated from operating activities to adjusted funds from operations on page 22.

Total equity per unit

Total equity per unit represents the book value of our total equity divided by total units outstanding. We believe that total equity per unit is the best indicator of our current financial position because it reflects our total equity adjusted for all inflows and outflows, including funds from operations and changes in the value of our investment properties.

Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, adjusted funds from operations, commercial property net operating income, total equity per unit and net income are all relevant measures.

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KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, commercial property net operating income, funds from operations, and adjusted funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates as market conditions permit; and

•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers include the availability of:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Investors for dispositions of peak value on non-core assets.

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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $5,307.3 million at March 31, 2013 (compared to $5,163.6 million at December 31, 2012). The following is a summary of our assets:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Non-current assets
Investment properties	$5,105.6	$5,090.2

Current assets
Tenant and other receivables	22.4	25.4
Other assets	7.5	7.0
Cash and cash equivalents	171.8	41.0
	201.7	73.4
Total	$5,307.3	$5,163.6

INVESTMENT PROPERTIES

Investment properties comprise of our direct interests in wholly owned commercial properties and our proportionate share in jointly controlled commercial properties.

The fair value of our investment properties was $5,105.6 million as at March 31, 2013 (compared to $5,090.2 million at December 31, 2012). The increase in value of investment properties is primarily attributable to the recognition of fair value gains as a result of improvements to tenant profiles.

A breakdown of our investment properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Mar. 31, 2013	Dec. 31, 2012
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	19	13,152	7,541	$3,208.5	$3,208.5
Western region	9	7,669	4,255	1,897.1	1,881.7
Total investment properties	28	20,821	11,796	$5,105.6	$5,090.2
Fair value per Sq. ft.				$433	$432

The key valuation metrics for our investment properties are as follows:

	March 31, 2013			December 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.75%	6.00%	6.45%	7.75%	6.00%	6.45%
Terminal cap rate	7.00%	5.25%	5.63%	7.00%	5.25%	5.63%
Hold period (yrs)	13	10	11	14	10	11

Western region
Discount rate	7.25%	6.00%	6.43%	7.25%	6.00%	6.43%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

A 100 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of investment properties by $1,166.7 million or 22.9%.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Properties Management Corporation. For the three months ended March 31, 2013, such expenditures totaled $2.3 million (compared to $8.4 million during the same period in 2012). The decrease is primarily related to higher tenant installation costs incurred on the lease-up of space at Suncor Energy Centre, Bay Adelaide West and Bay Wellington Tower in 2012.

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We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2013 totaled $3.3 million (compared to $6.2 million during the same period in 2012). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our investment properties.

Capital expenditures include sustaining expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the three months ended March 31, 2013, sustaining capital expenditures totaled $0.4 million (compared with $0.2 million during the same period in 2012), while the remainder of $2.9 million (compared with $6.0 million during the same period in 2012) primarily consist of the washroom upgrades at Bay Wellington Tower and First Canadian Place and the floor conversion project at First Canadian Place. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three months ended March 31, 2013, $2.1 million of our total capital expenditures were recoverable, compared with $1.6 million during the same period in the prior year.

The following table summarizes the second-generation leasing commissions and tenant improvements, and sustaining capital expenditures recorded on our investment properties during the three months ended March 31, 2013, as well as the normalized level of activities. The normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Second-generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants. Refer to the reconciliation of funds from operations to adjusted funds from operations on page 22.

For the three months ended March 31, 2013, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Bankers Hall and Bankers Court, and tenant improvements at HSBC Building and First Canadian Place related to tenant build-outs.

	Three months ended Mar. 31		Normalized quarterly activities(1)
(Millions)	2013	2012	2013
Second-generation leasing commissions and tenant improvements	$2.1	$5.6	$5.1
Sustaining capital expenditures	0.4	0.2	1.3
Total	$2.5	$5.8	$6.4

(1) A normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years.

The following table summarizes the changes in value of our investment properties during the three months ended March 31, 2013:

(Millions)	Mar. 31, 2013
Beginning of period	$5,090.2
Additions:
Capital expenditures and tenant improvements	4.4
Leasing commissions	1.1
Tenant inducements	0.1
Fair value gains	9.0
Other changes	0.8
End of period	$5,105.6

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

TENANT AND OTHER RECEIVABLES

Tenant and other receivables decreased to $22.4 million at March 31, 2013, from $25.4 million at December 31, 2012.

OTHER ASSETS

The components of other assets are as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Prepaid expenses and other assets	$7.5	$6.2
Restricted cash	—	0.8
Total	$7.5	$7.0

12

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At March 31, 2013, cash balances were $171.8 million, compared to $41.0 million at December 31, 2012.

LIABILITIES AND EQUITY

Our asset base of $5,307.3 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Liabilities
Non-current liabilities
Commercial property and corporate debt	$1,833.7	$ 1,396.6

Current liabilities
Commercial property and corporate debt	297.1	616.4
Accounts payable and other liabilities	121.4	115.0
	2,252.2	2,128.0

Equity
Unitholders’ equity	843.8	838.1
Non-controlling interest	2,211.3	2,197.5
	3,055.1	3,035.6
Total liabilities and equity	$5,307.3	$ 5,163.6

COMMERCIAL PROPERTY AND CORPORATE DEBT

Commercial property and corporate debt (current and non-current) totaled $2,130.8 million at March 31, 2013 (compared to $2,013.0 million at December 31, 2012). The increase is primarily attributable to refinancing related to Bay Wellington Tower, offset by repayments of the debt at 105 Adelaide St. West in Toronto and our revolving corporate credit facility, and principal amortization payments. Commercial property and corporate debt at March 31, 2013 had a weighted-average interest rate of 4.6%. Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. As a result of our refinancings, at March 31, 2013, the average term to maturity of our commercial property debt increased to six years, compared to our average lease term of eight years.

The details of the financing transactions at March 31, 2013, are as follows:

(Millions)			New Proceeds (1)	Net Proceeds Generated (1)	Interest Rate (%)	Mortgage Detail	Maturity
Bay Wellington Tower	Q1	Refinancing	$525.0	$213.0	3.244%	Non-recourse	January 2020

(1) Excludes financing costs.

During the first quarter of 2013, we repaid the debt at 105 Adelaide St. West in Toronto for $20.7 million and repaid the amount drawn on our revolving corporate credit facility of $68.0 million.

13

The details of commercial property and corporate debt at March 31, 2013, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial property
Hudson's Bay Centre(1)	Toronto	5.2	May 2013	103.4	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	9.7	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	146.6	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	5.6	January 2014	0.3	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	205.8	Non-recourse - fixed rate
151 Yonge St.	Toronto	2.9	July 2014	9.5	Non-recourse - floating rate
First Canadian Place	Toronto	5.4	December 2014	72.5	Non-recourse - fixed rate
Royal Centre	Vancouver	3.3	June 2015	147.0	Non-recourse - fixed rate
2 Queen St. East	Toronto	5.6	December 2017	28.6	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	3.2	January 2020	525.0	Non-recourse - fixed rate
22 Front St. West	Toronto	6.2	October 2020	18.3	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	45.6	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.4	April 2021	86.5	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.7	August 2021	169.3	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.4	December 2021	396.6	Non-recourse - fixed rate
Exchange Tower	Toronto	4.0	April 2022	117.4	Non-recourse - fixed rate
HSBC Building	Toronto	4.1	January 2023	44.3	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.8	January 2024	15.6	Non-recourse - fixed rate

Corporate
$200M Corporate Revolver(3)	—	—	June 2014	—	Recourse - floating rate
		4.6		2,142.0
Premium on assumed mortgages				1.3
Deferred financing costs				(12.5)
Total		4.6		$2,130.8

(1)	This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million. Subsequent to the first quarter, the Trust extended the debt for a two-year period to May 2015. Interest will be on a fixed rate basis and will be set on May 15, 2013.
(2)	This loan includes a $32.7 million unsecured loan payable to the property’s joint venture partner.
(3)	A one-year extension option that extends the maturity to June 2015 is available to the Trust provided that no material defaults have occurred.

Commercial property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Mar. 31, 2013
Remainder of 2013	$28.9	$256.2	$285.1	6.4%
2014	36.5	277.5	314.0	6.0%
2015	32.0	137.8	169.8	3.3%
2016	31.3	—	31.3	—%
2017	32.7	28.6	61.3	5.6%
2018 and thereafter	118.6	1,150.7	1,269.3	4.1%
Total	$280.0	$1,850.8	$2,130.8	4.6%

14

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period

(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property and corporate debt(1)	$2,130.8	$297.1	$483.5	$93.6	$1,256.6
Interest expense – commercial property and corporate debt(2)	483.3	89.0	129.5	108.8	156.0
Minimum rental payments - ground leases(3)	498.0	7.0	14.0	14.0	463.0
	$3,112.1	$393.1	$627.0	$216.4	$1,875.6

(1)	Net of transaction costs.
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.
(3)	Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in tenant demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S & P”). We are committed to arranging our affairs to maintain this rating and improve further over time.

Our credit rating at March 31, 2013, and at the date of this report was:

	DBRS	S & P
Issuer Rating	BBB (stable)	BBB (negative) (1)

(1) Rating was given in conjunction with BPO’s rating as S & P views these two related companies as one rated entity.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our Trust Units, as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We and our operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $66.8 million ($63.0 million Australian dollars), is being pursued against one of our subsidiaries related to security on a defaulted loan. As of March 31, 2013, the final determinable cash outflow related to the litigation being pursued against us is uncertain but could be up to the judgment amount plus interest in the event we are completely unsuccessful in defending the claims. During the quarter, a leave to appeal $49.8 million ($47.0 million Australian dollars) of the judgment amount was granted, on the question of the propriety of the principal and interest calculations determined by the Court of Appeal.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 14 of the condensed consolidated interim financial statements.

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $121.4 million at March 31, 2013 (compared to $115.0 million at December 31, 2012). The increase is primarily related to timing of accrued liabilities.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$108.1	$102.3
Accrued interest	13.3	12.7
Total	$121.4	$115.0

15

EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Trust Units	$551.4	$551.1
Contributed surplus	3.1	3.1
Retained earnings	289.3	283.9
Unitholders’ equity	843.8	838.1
Non-controlling interest	2,211.3	2,197.5
Total	$3,055.1	$3,035.6

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2013 and March 31, 2012:

	Three months ended Mar. 31, 2013
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,132,882	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	9,034	—
Total units outstanding at March 31, 2013	26,141,916	67,088,022

	Three months ended Mar. 31, 2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,110,560	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	5,664	—
Total units outstanding at March 31, 2012	26,116,224	67,088,022

At March 31, 2013, the weighted average number of Trust Units outstanding was 26,138,287 (compared to 26,121,860 at December 31, 2012).

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

16

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three months ended March 31, 2013 and March 31, 2012.

	Three months ended Mar. 31, 2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.0	$ 13.2
Payable as of March 31, 2013	2.6	6.5
Total	7.6	19.7
Per unit	$0.29	$ 0.29

	Three months ended Mar. 31, 2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2012	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make distributions;

•	fund those capital expenditures deemed mandatory, including tenant improvements; and

•	fund investing activities, which could include:

▪	discretionary capital expenditures;

▪	property acquisitions; and

▪	repurchase of our units.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operating activities; and

•	credit facilities and refinancing opportunities.

Our commercial property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 50% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

17

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consists of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At March 31, 2013, our available liquidity consists of $171.8 million of cash on hand, and $166.3 million of undrawn capacity on our credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of March 31, 2013, our weighted-average cost of capital, assuming a long-term 9.0% return on equity, was 7.0%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Mar. 31, 2013	Dec. 31, 2012	Mar. 31, 2013	Dec. 31, 2012
Liabilities
Commercial property and corporate debt	4.6%	5.2%	$2,130.8	$2,013.0
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	737.6	764.0
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,896.2	1,964.0
Total	7.0%	7.4%	$4,764.6	$4,741.0
(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.
(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX on the TSX.
(3)	Assumes a long-term 9.0% return on equity for March 31, 2013 and December 31, 2012.

18

OPERATING RESULTS

Included on the following pages is a discussion of the various components of our income statement results followed by a reconciliation of funds from operations and adjusted funds from operations to comparable IFRS measures.

	Three months ended Mar. 31
(Millions, except per unit amounts)	2013	2012
Commercial property revenue	$128.3	$125.2
Direct commercial property expense	59.5	59.2
Investment and other income	0.2	—
Interest expense	25.9	27.5
General and administrative expense	5.6	5.0
Income before fair value gains	37.5	33.5
Fair value gains	9.0	118.9
Net income and comprehensive income	$46.5	$152.4
Net income and comprehensive income attributable to:
Unitholders	$13.0	$42.7
Non-controlling interest	33.5	109.7
	$46.5	$152.4
Net income per Trust unit	$0.50	$1.64

COMMERCIAL PROPERTY REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $128.3 million for the three months ended March 31, 2013 (compared to $125.2 million during the same period in 2012). The increase is primarily due to the increase in occupancy at Bay Adelaide West and the continued growth in same property revenues.

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2013	2012
Rental revenue	$126.8	$123.2
Non-cash rental revenue	0.8	1.9
Lease termination and other income	0.7	0.1
Commercial property revenue	$128.3	$125.2

COMMERCIAL PROPERTY NET OPERATING INCOME

Commercial property net operating income includes commercial property revenue less direct commercial property expense (refer to page 9 for definition) and is a key indicator of performance as it represents a measure over which management of the commercial property operations has control. Our commercial property net operating income for the three months ended March 31, 2013, was $68.8 million (compared to $66.0 million during the same period in 2012). The increase is primarily due to the increase in occupancy at Bay Adelaide West and the continued growth in same property revenues.

The components of commercial property net operating income are as follows:

	Three months ended Mar. 31
(Millions)	2013	2012
Commercial property revenue	$128.3	$125.2
Direct commercial property expense	59.5	59.2
Total	$68.8	$66.0

	Three months ended Mar. 31
(Millions)	2013	2012
Commercial property net operating income – same property	$68.1	$65.9
Lease termination and other income	0.7	0.1
Total	$68.8	$66.0

19

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In the first quarter of 2013, we continued to reduce our lease expiry profile. We feel confident with our current rollover exposure, which is the percentage of our total managed space currently scheduled to expire and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the three months ended March 31, 2013, approximately 57% of our leases completed have rent escalation clauses that will increase rent by an average of $0.29 per square foot on an annual basis over the term of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2013, we recognized $0.8 million of non-cash rental revenue (compared to $1.9 million during the same period in 2012). The decrease over the prior year is primarily due to the expiry of free rent periods at Bay Wellington Tower and Bay Adelaide West in Toronto.

Direct commercial property expenses, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $59.5 million for the three months ended March 31, 2013 (compared to $59.2 million during the same period in 2012).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate ended the quarter at 96.6%. At March 31, 2013, average in-place net rent throughout the portfolio was $27 per square foot, compared with an average market net rent of $33 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of March 31, 2013:

		Avg.	Avg. In-Place(1)	Avg. Market(2)
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,750	7.6	28	33
Ottawa, Ontario	1,744	1.1	18	21
Calgary, Alberta	5,635	11.4	28	36
Vancouver, B.C.	582	8.1	22	33
Other	3	—	—	—
Total	16,714	8.3	27	33
(1)	Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortizing free rent periods provided on in-place leases.
(2)	Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year.

A summary of current and historical occupancy levels at March 31 for the past two years is as follows:

		Mar. 31, 2013		Mar. 31, 2012
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,750	94.0	8,759	94.3
Ottawa, Ontario	1,744	99.7	1,745	99.7
Calgary, Alberta	5,635	99.5	5,639	99.8
Vancouver, B.C.	582	97.5	589	97.3
Other	3	100.0	3	100.0
Total	16,714	96.6	16,735	96.8

20

During the first quarter of 2013, we leased 531,000 square feet of space, which included 378,000 square feet of new leasing and 153,000 square feet of renewals, compared to expiries of 464,000 square feet and accelerated expiries of 107,000. The average leasing net rent was $34 per square foot, which is an increase of 13.3% over the average expiring net rent of $30 per square foot.

The details of our leasing activity for the three months ended March 31, 2013, are as follows:

	Dec. 31, 2012		Activities during the three months ended Mar. 31, 2013					Mar. 31, 2013
	Total			Average(1)		Year One(2)	Average(3)	Total
	Leasable			Expiring		Leasing	Leasing	Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Area	Leased
Toronto, Ontario	8,750	8,262	(278)	$ 27	245	$ 35	$ 37	8,750	8,229
Ottawa, Ontario	1,744	1,739	(4)	24	4	26	26	1,744	1,739
Calgary, Alberta	5,635	5,609	(282)	33	282	30	32	5,635	5,609
Vancouver, B.C.	582	574	(7)	30	—	—	—	582	567
Other	3	3	—	—	—	—	—	3	3
Total Leasing	16,714	16,187	(571)	$ 30	531	$ 32	$ 34	16,714	16,147
(1)	Represents net rent in the final year.
(2)	Represents net rent in the first year.
(3)	Represents average net rent over lease term.

Additionally, during the three months ended March 31, 2013, tenant improvements and leasing costs related to leasing activity that occurred averaged $19.16 per square foot, compared to $12.75 per square foot during 2012.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $0.2 million during the three months ended March 31, 2013 (compared to $nil during the same period in 2012). The amounts primarily include interest earned on cash balances and other income.

INTEREST EXPENSE

Interest expense totaled $25.9 million during the three months ended March 31, 2013 (compared to $27.5 million during the same period in 2012). The decrease is due to the lower average costs of borrowing of 4.6%, compared to 5.5% during the same period in 2012, primarily related to the refinancing at Bay Wellington Tower and Exchange Tower, at lower interest rates, which occurred during the first quarter of 2013 and second quarter of 2012, respectively, coupled with lower interest incurred as a result of the repayment of the outstanding balances on the revolving corporate credit facility and 105 Adelaide St. West debt during the first quarter of 2013.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $5.6 million during the three months ended March 31, 2013 (compared to $5.0 million during the same period in 2012). The increase is primarily due to an increase in asset management fees during the quarter.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the three months ended March 31, 2013, the Trust recognized fair value gains of $9.0 million (compared to $118.9 million during the same period in 2012). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. Our investment property valuations have remained relatively unchanged from the prior quarter supported by stable market conditions and minimal investment activities.

21

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $0.41 per unit during the three months ended March 31, 2013 (compared to $0.36 per unit during the same period in 2012).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2013	2012
Net income	$46.5	$152.4
Add (deduct):
Fair value gains	(9.0)	(118.9)
Tenant inducement amortization	0.7	—
Funds from operations	$38.2	$33.5
Funds from operations attributable to unitholders	10.7	9.4
Funds from operations attributable to non-controlling interest	27.5	24.1
	$38.2	$33.5
Weighted average Trust Units outstanding	26.1	26.1
Funds from operations per Trust unit	$0.41	$0.36

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $0.33 per unit during the three months ended March 31, 2013 (compared to $0.28 per unit during the same period in 2012).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2013	2012
Funds from operations Deduct:	$38.2	$33.5
Straight-line rental income	(1.5)	(1.9)
Normalized second-generation leasing commissions and tenant improvements(1)	(5.1)	(4.5)
Normalized sustaining capital expenditures(1)	(1.3)	(1.4)
Adjusted funds from operations	$30.3	$25.7
Adjusted funds from operations attributable to unitholders	8.5	7.2
Adjusted funds from operations attributable to non-controlling interest	21.8	18.5
	$30.3	$25.7
Weighted average Trust Units outstanding	26.1	26.1
Adjusted funds from operations per Trust unit	$0.33	$0.28
Trust unit distributions declared	$0.29	$0.27
Distribution ratio	90%	96%

(1)	As the components used in calculating adjusted funds from operations vary period to period, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

Adjusted funds from operations is calculated by adjusting funds from operations for straight-line rental income, normalized second-generation leasing commissions and tenant improvements, and sustaining capital expenditures for maintaining the infrastructure and current rental revenues of our properties. There is no standard industry defined measure of adjusted funds from operations; therefore, our methodology of calculating adjusted funds from operations will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Mar. 31
(Millions)	2013	2012
Cash generated from operating activities Add (deduct):	$49.3	$45.6
Working capital and other	(12.9)	(15.8)
Leasing commissions and tenant inducements	1.1	2.3
Amortization of deferred financing costs	(0.8)	(0.5)
Normalized second-generation leasing commissions and tenant improvements	(5.1)	(4.5)
Normalized sustaining capital expenditures	(1.3)	(1.4)
Adjusted funds from operations	$30.3	$25.7

22

QUARTERLY RESULTS

The results by quarter are as follows:

	2013	2012				2011
(Millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$128.3	$137.8	$128.1	$124.0	$125.2	$120.1	$109.1	$109.8
Commercial property net operating income	68.8	68.5	67.9	66.8	66.0	63.0	57.0	58.9
Interest expense	25.9	27.2	27.1	27.5	27.5	24.7	23.1	22.3
Funds from operations	38.2	35.9	35.5	34.1	33.5	33.1	30.0	32.5
Adjusted funds from operations	30.3	28.0	27.4	26.3	25.7	25.5	23.6	23.9
Net income	46.5	165.6	75.1	134.4	152.4	216.9	50.7	47.5
Net income per Trust unit	$0.50	$1.78	$0.81	$1.44	$1.64	$2.33	$0.54	$0.51

23

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com or www.sec.gov.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 25 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 17 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 0.4% of our outstanding commercial property and corporate debt at March 31, 2013 is floating-rate debt (December 31, 2012 – 3.8%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $0.1 million on an annual basis or $nil per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $2.6 million on an annual basis or approximately $0.03 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 41.7% of the fair market value of our investment properties based on March 31, 2013 investment property valuations. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

24

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 13.6% of total leasable area and 6.5% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

					000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	Year of Expiry	2013	2014	2015	2016	2017	Beyond	Total	% of Sq. Ft.(2)
1	Government and related agencies	Toronto, Ottawa, Calgary	AAA	Various	1,157	36	594	204		284	2,275	13.6%
2	Suncor Energy Inc.	Calgary	BBB+	2028						1,293	1,293	7.7%
3	Bank of Montreal/Nesbitt Burns	Toronto, Calgary	A+	Various	12	13		17		1,040	1,082	6.5%
4	Imperial Oil	Calgary	AAA	2016				717			717	4.3%
5	Talisman Energy	Calgary	BBB	2025						527	527	3.2%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-	Various	71		12	16	52	339	490	2.9%
7	Enbridge Inc.	Calgary	A-	2028						333	333	2.0%
8	Deloitte LLP	Toronto, Calgary	Not Rated	Various			98	49		177	324	1.9%
9	Bennett Jones	Toronto, Calgary	Not Rated	2021/2027						318	318	1.9%
10	KPMG Management Services LP	Toronto	Not Rated	2025						297	297	1.8%
11	Canadian Natural Resources	Calgary	BBB+	2026						290	290	1.7%
12	CIBC	Toronto, Calgary	A+	2020/2053						288	288	1.7%
13	EnCana Corporation	Calgary	BBB	2015			241				241	1.5%
14	Osler, Hoskin & Harcourt	Toronto	Not Rated	2015/2030			29			199	228	1.4%
15	McMillan LLP	Toronto, Vancouver	Not Rated	Various						208	208	1.2%
16	Goodmans LLP	Toronto	Not Rated	2026						182	182	1.1%
17	The Bay	Toronto	Not Rated	2019/2020						179	179	1.1%
18	Gowlings Canada Inc.	Toronto	Not Rated	2020						170	170	1.0%
19	The Manufacturers Life Insurance	Toronto	AA-	2022						169	169	1.0%
20	Spectra Energy	Calgary, Vancouver	BBB+	2020/2022						165	165	1.0%
	Total				1,240	49	974	1,003	52	6,458	9,776	58.5%
	Total %				12.7%	0.5%	10.0%	10.3%	0.5%	66.0%	100.0%
(1)	From Standard & Poor’s.
(2)	Percentage of total leasable area, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 6.8% of our leases mature annually up to 2017. Our portfolio has a weighted-average lease life of eight years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2013:

	Currently								2020
(000’s Sq. Ft.)	Available	2013	2014	2015	2016	2017	2018	2019	& Beyond	Leasable	Parking	Total
Toronto, Ontario	521	148	304	506	836	555	477	596	4,807	8,750	1,851	10,601
Ottawa, Ontario	5	1,149	9	546	9	8	—	—	18	1,744	804	2,548
Calgary, Alberta	26	31	53	215	756	65	225	89	4,175	5,635	1,194	6,829
Vancouver, B.C.	15	90	11	35	77	19	26	35	274	582	258	840
Other	—	1	—	—	—	—	—	2	—	3	—	3
Total	567	1,419	377	1,302	1,678	647	728	722	9,274	16,714	4,107	20,821
% of total	3.4%	8.5%	2.3%	7.8%	10.0%	3.9%	4.4%	4.3%	55.4%	100.0%	—	100.0%

25

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or waste present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell or our ability to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years.

INSURANCE RISKS

We maintain insurance on our commercial properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence.

With respect to our commercial properties, we purchase an insurance policy that covers acts of terrorism for limits up to $1.2 billion.

26

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Adoption of Accounting Standards

The Trust adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013.

i.	IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. In accordance with the transitional provisions of IFRS 10, the Trust reassessed the control conclusion for its investees at January 1, 2013 and concluded that no change to our current treatment was required.
ii.	As a result of the adoption of IFRS 11, the Trust has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the Trust classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Trust’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the Trust considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification. The Trust has re-evaluated its’ involvement in its joint arrangements and concluded that no change to the previous accounting treatment was required.
iii.	IFRS 12 requires the Trust to disclose information that helps users to evaluate the nature, risks and financial effects associated with the Trust’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The new disclosures will be reflected in the Trust’s annual consolidated financial statements for the year ended December 31, 2013.

The Trust adopted IFRS 13, “Fair value Measurement”, effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The Trust has assessed its fair value measurement framework and concluded that no change to the current treatment was required. Additional disclosure has been included in these condensed consolidated interim financial statements to be in accordance with the revised standard.

The Trust adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”, effective January 1, 2013. Amendments to IAS 1 require the company to present the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. At this time, the Trust is not required to present any items in OCI.

Future accounting policy changes

Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures”. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

While earlier application of IFRS 9 is permitted, we anticipate adopting IFRS 9 in the first quarter of the year for which the standard is applicable and are currently evaluating the impact to the consolidated financial statements.

USE OF ESTIMATES

The preparation of our condensed consolidated interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

27

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the three months ended March 31, 2013, are amounts paid to BPMC for property management services of $3.4 million (compared to $3.5 million during the same period in 2012). Included in investment properties during the three months ended March 31, 2013, are amounts paid to BPMC for leasing and construction services of $0.9 million (compared to $0.6 million during the same period in 2012). Included in general and administrative expenses during the three months ended March 31, 2013, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $4.8 million (compared to $3.6 million during the same period in 2012).

Included in rental revenues during the three months ended March 31, 2013, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $1.5 million (compared to $1.4 million during the same period in 2012).

DISTRIBUTIONS

Trust distributions declared for the three months ended March 31, 2013 and March 31, 2012 are as follows:

28

	Three months ended Mar. 31
(Millions, except per unit amounts)	2013	2012
Paid in cash or DRIP	$5.0	$4.7
Payable at March 31	2.6	2.3
Total	7.6	7.0
Per unit	$0.29	$0.27

29

Condensed Consolidated Interim Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	5	$5,105.6	$5,090.2

Current assets
Tenant and other receivables	6	22.4	25.4
Other assets	7	7.5	7.0
Cash and cash equivalents	8	171.8	41.0
		201.7	73.4
Total assets		$5,307.3	$5,163.6

Liabilities
Non-current liabilities
Commercial property and corporate debt	9	$1,833.7	$1,396.6

Current liabilities
Commercial property and corporate debt	9	297.1	616.4
Accounts payable and other liabilities	10	121.4	115.0
		418.5	731.4
Total liabilities		2,252.2	2,128.0

Equity	12
Unitholders’ equity		843.8	838.1
Non-controlling interest		2,211.3	2,197.5
Total equity		3,055.1	3,035.6
Total liabilities and equity		$5,307.3	$5,163.6

See accompanying notes to the condensed consolidated interim financial statements.

30

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(Unaudited)		Three months ended Mar. 31
(Millions, except per unit amounts) (CDN$)	Note	2013	2012
Commercial property revenue	13	$128.3	$125.2
Direct commercial property expense		59.5	59.2
Investment and other income	13	0.2	—
Interest expense		25.9	27.5
General and administrative expense	16	5.6	5.0
Income before fair value gains		37.5	33.5
Fair value gains		9.0	118.9
Net income and comprehensive income		$46.5	$152.4

Net income and comprehensive income attributable to:
Unitholders		$13.0	$42.7
Non-controlling interest		33.5	109.7
		$46.5	$152.4
Net income per Trust unit – basic and diluted		$0.50	$1.64

See accompanying notes to the condensed consolidated interim financial statements.

31

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2013	2012
Trust Units
Balance at beginning of period		$551.1	$550.5
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	11	0.3	0.1
Balance at end of period		551.4	550.6
Contributed surplus
Balance at beginning of period		3.1	3.1
Balance at end of period		3.1	3.1
Retained earnings
Balance at beginning of period		283.9	165.2
Net income		13.0	42.7
Distributions	11	(7.6)	(7.0)
Balance at end of period		289.3	200.9
Total unitholders’ equity		$843.8	$754.6

Non-controlling interest
Balance at beginning of period		$2,197.5	$1,892.1
Net income		33.5	109.7
Distributions	11	(19.7)	(18.1)
Balance at end of period		2,211.3	1,983.7
Total equity		$3,055.1	$2,738.3

See accompanying notes to the condensed consolidated interim financial statements.

32

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2013	2012
Operating activities
Net income		$46.5	$152.4
Add (deduct):
Non-cash rental revenue		(0.8)	(1.9)
Amortization of deferred financing costs		0.8	0.5
Leasing commissions and tenant inducements		(1.1)	(2.3)
Fair value gains		(9.0)	(118.9)
Interest expense		25.9	27.5
Interest paid		(24.5)	(19.8)
Other working capital		11.5	8.1
Cash flows provided by operating activities		49.3	45.6

Investing activities
Restricted cash and deposits		0.8	—
Capital expenditures		(9.3)	(15.4)
Cash flows used in investing activities		(8.5)	(15.4)

Financing activities
Commercial property debt arranged		521.7	—
Commercial property debt repayments		(327.9)	—
Commercial property debt amortization		(8.8)	(7.8)
Corporate debt repayments		(68.0)	—
Trust unit distributions paid		(7.3)	(7.0)
Class B LP unit distributions paid		(19.7)	(18.1)
Cash flows provided by (used in) financing activities		90.0	(32.9)
Increase (decrease) in cash and cash equivalents		130.8	(2.7)
Cash and cash equivalents, beginning of period		41.0	35.5
Cash and cash equivalents, end of period	8,17	$171.8	$32.8

See accompanying notes to the condensed consolidated interim financial statements.

33

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010 and amended February 24, 2012. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% as of March 31, 2013 consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

The Trust was formed in connection with the reorganization of BPP on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired the interests of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations. Pursuant to the reorganization, holders of BPP’s common shares, other than BPO, received one Trust Unit for each common share held.

On December 1, 2011, the Trust acquired from its parent company, BPP, a 25% interest in nine office assets from BPP’s Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2012, except for the impact of the adoption of the accounting standards described below. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated. These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2012.

NOTE 3: ADOPTION OF ACCOUNTING STANDARDS

The Trust adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”, effective January 1, 2013.

i.	IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. In accordance with the transitional provisions of IFRS 10, the Trust reassessed the control conclusion for its investees at January 1, 2013 and concluded that no change to its current treatment was required.
ii.	As a result of the adoption of IFRS 11, the Trust has changed its accounting policy with respect to its interests in joint arrangements. Under IFRS 11, the Trust classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Trust’s rights to the assets and obligation for the liabilities of the arrangements. When making this assessment, the Trust considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification. The Trust has re-evaluated its’ involvement in its joint arrangements and concluded that no change to the previous accounting treatment was required.
iii.	IFRS 12 requires the Trust to disclose information that helps users to evaluate the nature, risks and financial effects associated with the Trust’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The new disclosures will be reflected in the Trust’s annual consolidated financial statements for the year ended December 31, 2013.

The Trust adopted IFRS 13, “Fair value Measurement”, effective January 1, 2013. IFRS 13 establishes a single source for fair value measurements and disclosures about fair value measurements. IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. The Trust has assessed its fair value measurement framework and concluded that no change to the current treatment was required. Additional disclosure has been included in these financial statements to be in accordance with the revised standard.

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The Trust adopted Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income” (“Amendments to IAS 1”), effective January 1, 2013. Amendments to IAS 1 require the company to present the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future if certain conditions are met, separately from those that would never be reclassified to profit or loss. At this time, the Trust is not required to present any items in OCI.

(b)	Estimates

The preparation of the financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Trust’s consolidated financial statements for the year ended December 31, 2012.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010, the International Accounting Standards Board (“IASB”) reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures”. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

While earlier application of IFRS 9 is permitted, the Trust anticipates adopting IFRS 9 in the first quarter of the year for which the standard is applicable and is currently evaluating the impact to the consolidated financial statements.

NOTE 5: Investment properties

	Three months ended	Year ended
(Millions)	Mar. 31, 2013	Dec. 31, 2012
Balance at beginning of period	$ 5,090.2	$ 4,637.9
Additions:
Capital expenditures and tenant improvements	4.4	47.8
Leasing commissions	1.1	5.8
Tenant inducements	0.1	2.2
Fair value gains	9.0	388.5
Other changes	0.8	8.0
Balance at end of period	$ 5,105.6	$ 5,090.2

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external valuation professionals.

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The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	March 31, 2013			December 31, 2012
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
Eastern region
Discount rate	7.75%	6.00%	6.45%	7.75%	6.00%	6.45%
Terminal cap rate	7.00%	5.25%	5.63%	7.00%	5.25%	5.63%
Hold period (yrs)	13	10	11	14	10	11

Western region
Discount rate	7.25%	6.00%	6.43%	7.25%	6.00%	6.43%
Terminal cap rate	6.00%	5.50%	5.65%	6.00%	5.50%	5.65%
Hold period (yrs)	11	10	10	11	10	10

A 100 basis-point decrease in the discount and terminal capitalization rates will impact the fair value of investment properties by $1,166.7 million or 22.9%.

NOTE 6: TENANT AND OTHER RECEIVABLES

As of March 31, 2013, a reserve totaling $0.2 million has been recorded against uncollectible tenant receivables, which is consistent with the amount at December 31, 2012.

As of March 31, 2013, $0.2 million of the Trust’s balance of accounts receivables is over 90 days past due, which is consistent with the amount at December 31, 2012.

The Trust’s maximum exposure to credit risk associated with tenant and other receivables is equivalent to its carrying value. Credit risk related to tenant receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Trust manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The Trust maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 6.5% of commercial property revenue. This risk is further managed by signing long-term leases with tenants who have investment grade credit ratings.

NOTE 7: OTHER ASSETS

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Prepaid expenses and other assets	$7.5	$6.2
Restricted cash	—	0.8
Total	$7.5	$7.0

NOTE 8: CASH AND CASH EQUIVALENTS

At March 31, 2013, the Trust had $nil of cash placed in term deposits, which is consistent with the amount at December 31, 2012. For the three months ended March 31, 2013, interest income of $0.2 million was recorded on cash and cash equivalents (compared to $nil during the same period in 2012).

Note 9: Commercial property and corporate debt

	Mar. 31, 2013		Dec. 31, 2012
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial property debt – fixed rate	4.6%	$ 2,121.3	5.3%	$ 1,935.7
Commercial property and corporate debt – floating rate	2.9%	9.5	3.2%	77.3
Total commercial property and corporate debt	4.6%	$ 2,130.8	5.2%	$ 2,013.0

Current		$ 297.1		$ 616.4
Non-current		1,833.7		1,396.6
Total debt		$ 2,130.8		$ 2,013.0

The Trust’s secured commercial property and corporate debt is non-recourse to the Trust with the exception of $103.4 million (compared to $103.9 million at December 31, 2012) which has limited recourse to the Trust’s parent, BPP and $nil (compared to $67.7 million at December 31, 2012) which has recourse to the Trust.

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The fair value of commercial property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of March 31, 2013, the fair value of commercial property and corporate debt exceeds the principal loan value of these obligations by $79.5 million (compared to an excess of $71.8 million during the same period in 2012).

The details of the financing transactions completed in 2013 are as follows:

(Millions)			New Proceeds (1)	Net Proceeds Generated (1)	Interest Rate (%)	Mortgage Detail	Maturity
Bay Wellington Tower	Q1	Refinancing	$525.0	$213.0	3.244%	Non-recourse	January 2020

(1) Excludes financing costs.

During the first quarter of 2013, the Trust repaid the debt at 105 Adelaide St. West in Toronto for $20.7 million and repaid the amount drawn on the Trust’s revolving corporate credit facility of $68.0 million.

NOTE 10: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$108.1	$102.3
Accrued interest	13.3	12.7
Total	$121.4	$115.0

NOTE 11: DISTRIBUTIONS

The following tables present distributions declared for the three months ended March 31, 2013 and March 31, 2012:

	Three months ended Mar. 31, 2013
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$5.0	$ 13.2
Payable as of March 31, 2013	2.6	6.5
Total	7.6	19.7
Per unit	$0.29	$ 0.29

	Three months ended Mar. 31, 2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2012	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the three months ended March 31, 2013, $262,766 (dollars) or 9,034 Trust Units were issued through the DRIP, compared to $143,270 (dollars), or 5,664 Trust Units during the same period in 2012.

NOTE 12: EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2013	Dec. 31, 2012
Trust Units	$551.4	$551.1
Contributed surplus	3.1	3.1
Retained earnings	289.3	283.9
Unitholders’ equity	843.8	838.1
Non-controlling interest	2,211.3	2,197.5
Total	$3,055.1	$3,035.6

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Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of March 31, 2013, the Trust had a total of 26,141,916 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2013 and March 31, 2012:

	Three months ended Mar. 31, 2013
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,132,882	67,088,022
Units issued pursuant to DRIP	9,034	—
Total units outstanding at March 31, 2013	26,141,916	67,088,022

	Three months ended Mar. 31, 2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,110,560	67,088,022
Units issued pursuant to DRIP	5,664	—
Total units outstanding at March 31, 2012	26,116,224	67,088,022

At March 31, 2013, the weighted average number of Trust Units outstanding was 26,138,287 (compared to 26,121,860 at December 31, 2012).

NOTE 13: REVENUE AND Expenses

(a) Commercial property revenue

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2013	2012
Rental revenue	$126.8	$123.2
Non-cash rental revenue	0.8	1.9
Lease termination and other income	0.7	0.1
Commercial property revenue	$128.3	$125.2

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

(b) Expenses

The following represents an analysis of the nature of the expense included in direct commercial property expense, interest expense, and administrative expense:

	Three months ended Mar. 31
(Millions)	2013	2012
Employee benefits	$5.0	$4.7
Interest expense	25.9	27.5
Property maintenance	25.7	25.7
Real estate taxes	27.4	27.3
Ground rents	1.8	1.8
Asset management fees and other	5.2	4.7
Total expenses	$91.0	$91.7

(c) Investment and other income

Investment and other income was $0.2 million for the three months ended March 31, 2013 (compared to $nil during the same period in 2012). The amounts primarily include interest earned on cash balances and other income.

NOTE 14: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $66.8 million ($63.0 million Australian dollars), is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. As of March 31, 2013, the final determinable cash outflow related to the litigation being pursued against the Trust is uncertain but could be up to the judgment amount plus interest in the event the Trust is completely unsuccessful in defending the claims. During the quarter, a leave to appeal $49.8 million ($47.0 million Australian dollars) of the judgment amount was granted, on the question of the propriety of the principal and interest calculations determined by the Court of Appeal.

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(c) The Trust has currently guaranteed up to $200.0 million related to its revolving corporate credit facility. As of March 31, 2013 the Trust has issued letters of credit of $33.7 million related to its revolving corporate credit facility.

(d) The Trust maintains insurance on its commercial properties in amounts and with deductibles that the Trust believes are in line with what owners of similar properties carry. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500 million per occurrence and in the annual aggregate. This coverage is subject to a $100,000 (dollars) deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) for all losses arising from the same occurrence.

With respect to its commercial properties, the Trust purchases an insurance policy that covers acts of terrorism for limits up to $1.2 billion.

NOTE 15: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 16: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in direct commercial property expense during the quarter ended March 31, 2013, are amounts paid to BPMC for property management services of $3.4 million (compared to $3.5 million during the same period in 2012). Included in investment properties during the three months ended March 31, 2013, are amounts paid to BPMC for leasing and construction services of $0.9 million (compared to $0.6 million during the same period in 2012). Included in general and administrative expenses during the three months ended March 31, 2013, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $4.8 million (compared to $3.6 million during the same period in 2012).

Included in rental revenues during the three months ended March 31, 2013, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $1.5 million (compared to $1.4 million during the same period in 2012).

NOTE 17: OTHER INFORMATION

Supplemental cash flow information:

	Three months ended Mar. 31, 2013		Three months ended Mar. 31, 2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Distributions declared to unitholders	$7.6	$19.7	$7.0	$18.1
Add: Distributions payable at the beginning of the period	2.6	6.5	2.4	6.0
Less: Distributions payable at the end of the period	(2.6)	(6.5)	(2.3)	(6.0)
Less: Distributions to participants in DRIP	(0.3)	—	(0.1)	—
Cash distributions paid	7.3	19.7	7.0	18.1

NOTE 18: SUBSEQUENT EVENTS

Subsequent to quarter end, on April 5, 2013, the Trust exercised its option to extend the existing debt at Hudson’s Bay Centre for an additional two-year period extending the maturity to May 2015. Interest will be on a fixed rate basis and will be set on May 15th, 2013.

On April 18, 2013, the Trust completed the financing of 105 Adelaide St. West for $37.5 million. The new debt has a 10-year term maturing on May 1, 2023 and bears interest at 3.87% per annum. The property previously had debt of $20.7 million at an interest rate of 5.32% that matured and was repaid on February 1, 2013.

Note 19: APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on May 3, 2013.

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Unitholder Information

DISTRIBUTION PAYMENT DATES

	2013		2012		2011
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$ 0.0975	$ 0.0975	$ 0.09	$ 0.09	$ 0.08	$ 0.08
February 15	0.0975	0.0975	0.09	0.09	0.09	0.09
March 15	0.0975	0.0975	0.09	0.09	0.09	0.09
April 15	0.0975	0.0975	0.09	0.09	0.09	0.09
May 15	0.0975	0.0975	0.09	0.09	0.09	0.09
June 15	0.0975	0.0975	0.09	0.09	0.09	0.09
July 15			0.09	0.09	0.09	0.09
August 15			0.09	0.09	0.09	0.09
September 15			0.09	0.09	0.09	0.09
October 15			0.0975	0.0975	0.09	0.09
November 15			0.0975	0.0975	0.09	0.09
December 15			0.0975	0.0975	0.09	0.09

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Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 28 premier office properties totaling 20.8 million square feet. Landmark properties include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER INQUIRIES

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Director, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and unit certificates should be directed to the Trust’s Transfer Agent:

CIBC MELLON TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel: 416.682.3860 / 800.387.0825

Fax: 888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

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www.brookfieldcanadareit.com